                                                                      EXHIBIT 99

The following factors, among others, could cause results to differ materially from those contained in forward-looking statements made in this Report, or in other SEC filing, Annual Report to Stockholders, press releases, and oral statements, among others, made by the Company from time to time.

New Product Introductions

The growth of the Company has been, and will continue to be, dependent upon its ability to continue to introduce new products. There can be no assurance that the Company will continue to maintain its present rate of growth, that it will continue to generate new product ideas, or that new products will be successfully introduced.

Reliance on Licensed Products

A substantial factor contributing to the growth in the Company's net sales in 1995 and in the first nine months of 1996 has been its licensing agreements with The Walt Disney Companies to feature Winnie the Pooh characters an a variety of its products in various countries. In addition, in October of 1996, the Company entered into an agreement with the Children's Television Workshop ("CTW"), to produce a line of juvenile accessories using CTW's Sesame Street characters.
The agreements expire at different intervals and there can be no assurance that they will be renewed or that, if renewed, they will result in sales increases in future periods.

Demand for the Company's Products

The continued success of the Company's business also depends in part on the continued consumer demand for its juvenile products. Changes in consumer demand due to general economic decline or to less favorable demographic trends related to childbirth, among other factors, could have a material adverse effect an the Company's business.

Dependence upon Major Customers

The two largest customers of the Company, Wal*Mart and Toys "R" Us, accounted for approximately 28% and 21%, respectively, of net sales during 1995. A significant reduction of purchases by these customers could have a material adverse effect on the Company's business.

Competition

The juvenile products industry is highly competitive and includes numerous domestic and foreign competitors, some of which are substantially larger and have greater financial and other resources than the Company. There can be no assurance that the Company will be able to continue to compete effectively in the Juvenile products market.

Reliance on Foreign Manufacturers

The Company does not own or operate its own manufacturing facilities. in 1995, the Company derived approximately 46% of its net sales from products manufactured by others in the Far East, mainly in the Peoples' Republic of China ("China"). The Company has no long-term contracts with these manufacturing sources. Foreign manufacturing is subject to a number of risks including transportation delays and interruptions, quotas, and other import or export controls, the imposition of tariffs, currency fluctuations, misappropriation of intellectual property, political and economic disruptions, and changes in governmental policies.

From time to time, the United States has attempted to impose additional restrictions on trade with China. Enactment of legislation or the imposition of restrictive regulations conditioning or revoking China's "most favored nation" ("MFN") trading status could have a material adverse effect upon the Company's business because products originating from China could be subjected to substantially higher rates of duty. President Clinton has extended China's MFN trading status until July 3, 1997. The European Union (the "EU") has enacted a quota and tariff system with respect to the importation into the EU of certain products originating in China. Although the Company continues to evaluate alternative sources of supply outside of China, there can be no assurance that the Company will be able to develop alternative sources of supply in a timely and cost-effective manner. Also, the Company, because of its substantial reliance on suppliers in foreign countries, is required to order products further in advance of customer orders than would generally be the case if such products were produced in the United States. The risk of ordering products in this manner is greater during the initial introduction of new products since it is difficult to determine the demand for such products.

Cost and Availability of Certain Materials

Plastic and paperboard are significant cost components of the Company's products and packaging. Because the primary resource used in manufacturing plastic is petroleum, the cost and availability of plastic for use in the Company's products varies to a great extent with the price of petroleum. The inability of the Company's suppliers to acquire sufficient plastic or paperboard at reasonable prices would adversely affect the Company's ability to maintain its profit margins in the short term.

Product Liability Risks

The company's juvenile products are used for and by small children and infants. The Company carries product liability insurance in amounts which management deems adequate to cover risks associated with such use; however, there can be no assurance that existing or future insurance coverage will be sufficient to cover all product liability risks.

Government Regulations

The Company's products are subject to the provisions of the Federal Consumer Safety Act, the Federal Hazardous Substances Act, the Federal Flammable Fabrics Act, and the Child Safety Protection Act (the "Acts") and the regulations promulgated thereunder. The Acts authorize the Consumer Product Safety Commission (the "CPSC") to protect the public from products which present a substantial risk of injury. The CPSC can require the repurchase or recall by the manufacturer of articles which are found to be defective and impose fines or penalties on the manufacturer. Similar laws exist in some states and cities and in other countries in which the Company markets its products. Any recall of its products could have a material adverse effect on the Company, depending on the particular product.